

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHE
Greece

SUPPL



BY COURIER 08005774 No/Date : f|D1 : 528|23-10-2008

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure

- An Announcement

dw 11/7


ΔΕΗ

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

PPC SA. announces hereunder that it has denounced, as of October 23rd, 2008, its power supply relationship with Aluminium S.A., as the latter did not meet the deadline set by PPC for paying in full its obligations outstanding from July 1st, 2008, in connection with the increase in the A 150 tariff, as set by the relevant ministerial decision.

However, acting in good faith, PPC granted a further deadline until Monday, November 3rd, 2008, in order for Aluminium S.A. to secure another power supplier.

Athens, 23-10-2008

END